FORM 11-K



                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549





[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the transition period from                 to


Commission file number 1-10793


A.	Full title of the plan and the address of the plan, if
different from that of the issuer named below:


                           Harley-Davidson, Inc.
                 Retirement Savings Plan for Milwaukee
              and Tomahawk Hourly Bargaining Unit Employees


B.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

                           Harley-Davidson, Inc.
                          3700 West Juneau Avenue
                        Milwaukee, Wisconsin  53208

















                             REQUIRED INFORMATION


 1.	Not Applicable.

 2.	Not Applicable.

 3.	Not Applicable.

 4.	The Harley-Davidson, Inc. Retirement Savings Plan for
    Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits

24.	Consent of Independent Auditors

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   					Harley-Davidson, Inc.
                                     			Retirement Savings Plan for
                                   					Milwaukee and Tomahawk Hourly
                                   					Bargaining Unit Employees


Date: June 27, 1994      	              By:   /S/ James M. Brostowitz
                                    	  		     James M. Brostowitz
                                       		     Administrative Committee Member

                                    CONTENTS

Harley-Davidson, Inc.  Retirement Savings Plan for Milwaukee and
Tomahawk Hourly Bargaining Unit Employees

				                                                            Page



	Report of independent auditors	                                  5

	Financial statements

		Statements of net assets available for plan benefits           6-7

		Statements of changes in net assets available for plan
			benefits	                                                     8-9

		Notes to financial statements	                                10-15


	Supplemental schedules                                       Schedules

		Assets held for investment                                      1

		Transactions or series of transactions in excess of
			5 percent of current value of plan assets                      2





		A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions that are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

























Report of Independent Auditors



Plan Administrative Committee
Harley-Davidson, Inc. Retirement Savings
	Plan for Milwaukee and Tomahawk Hourly
	Bargaining Unit Employees



We have audited the accompanying statements of net assets available for plan benefits of Harley-Davidson, Inc. Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and transactions or series of transactions in excess of five percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                             ERSNT & YOUNG

Milwaukee, Wisconsin
April 25, 1994


                             HARLEY-DAVIDSON, INC.
                  RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                  TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                            STATEMENT OF NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                             December 31, 1993

											                                                                                         Harley-
                                                                                                   Davidson,               Fidelity
							                                            Strong  				                                       Inc.     	Fidelity   Blue Chip
                                                 Investment                 Participant  Insurance   Common     Balanced     Growth
       ASSET	                           Total  	    Fund      Income Fund    Loan Fund 	  Account 	Stock Fund     Fund        Fund
                                       -------   ----------   -----------   -----------  --------- ----------   --------   ---------
Investments:
	Investments in securities of
   unaffiliated issuers,
   at fair value:
		Mutual Fund
    - Fidelity Balanced Fund	       $ 1,042,742  $        -  $        -    $         -   $     -  $        -  $1,042,742  $        -
		Mutual Fund
   - Fidelity Blue Chip Growth Fund	  1,388,831           -           -            	 -         -		         -           -   1,388,831
  Mutual fund
   - Strong Investment Fund, Inc.	    1,263,247   1,263,247           -              -         -           -           -           -
		Bank common trust fund - Marshall
   Money Market Fund	                   136,395	      9,802      87,400	             -	        -      13,842	     11,674      13,677
                                    -----------  ----------  ----------    -----------   -------  ----------  ----------  ----------
						                                3,831,215   1,273,049	     87,400	 	           -     	   -      13,842	  1,054,416   1,402,508

 	Investments in securities of
   affiliated issuer, at fair
		 value  - common stock of
   Harley-Davidson, Inc.              1,754,718	          -	          -            	-          -	  1,754,718           -           -

	Investments other than securities:
		Insurance company group annuity
		 contracts, at contract
   value (Note D)                     9,334,956	          -	  9,334,956             -   	      -           -	          -           -
		Life insurance policies, at cash
   surrender value (Note E)	            167,833	          -	          -	            -    167,833           -	          -	          -
		Notes receivable from participants  1,021,617           -           -	    1,021,617	         -           -           -           -
                                    -----------  ----------  ----------    ----------   --------  ----------  ----------  ----------
						                               10,524,406	          -   9,334,956	    1,021,617	   167,833           -	          -    	      -
                                    -----------  ----------  ----------    ----------   --------  ----------  ----------  ----------
		Total investments	                 16,110,339	  1,273,049   9,422,356     1,021,617	   167,833   1,768,560   1,054,416	  1,402,508

Interest receivable	                        236	         15	        141	            -	         -          43	         17          20
Cash					                                   336	          -	          -	          336	         -	          -	          -     	     -
Other assets - Participant
 contributions receivable	              100,705	      7,938	     53,006	            -	         -	     11,847      11,481      16,433
                                    -----------  ----------  ----------    ----------   --------  ----------  ----------  ----------
Net assets available for plan
 benefits                           $16,211,616  $1,281,002  $9,475,503    $1,021,953   $167,833  $1,780,450  $1,065,914  $1,418,961
                                    ===========  ==========  ==========    ==========   ========  ==========  ==========  ==========

                            HARLEY-DAVIDSON, INC.
                  RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                  TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                           STATEMENT OF NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                               December 31, 1992

                                                                           											               Harley-
                                                                                                     Davidson,     		     Fidelity
                                                							Strong  				                                     Inc.    Fidelity  Blue Chip
                                              							Investment	             Participant Insurance    Common   	Balanced   Growth
       ASSETS	                              Total  	    Fund     Income Fund	 Loan Fund 	 Account 	 Stock Fund  	 Fund  	   Fund
                                          ---------  ----------  ----------- ----------- ---------  ----------  --------  ---------
Investments:
	Investments in securities of
  unaffiliated issuers, at fair value:
		Mutual Fund - Fidelity Balanced Fund	 $   343,077 	$       -    $       -   $       -  $       -  $ 	      -  $343,077  $      -
		Mutual Fund - Fidelity Blue Chip
   Growth Fund	                             535,575          -            -           -          -           -         -   535,575
		Mutual fund - Strong Investment
   Fund, Inc.                               978,430    978,430            -           -          -           -         -         -
		Bank common trust fund - Marshall
   Money Market Fund	                       138,306     13,949      111,968 	         - 	        -   	  11,829 	     560         -
                                        -----------  ---------    ---------   ---------  ---------  ----------  --------  --------
						                                    1,995,388    992,379      111,968           -	         -	     11,829 	 343,637   535,575

 	Investments in securities of
   affiliated issuer at fair
	  value - common stock of
   Harley-Davidson, Inc.                  1,044,319          -            -           -          -   1,044,319 	       - 	       -

	Investments other than securities:
		Insurance company group annuity
   contracts at contract value (Note D)	  3,866,829           -   3,866,829           - 	        - 	         -         -         -
		Insurance company participating
		 accumulation fund, at contract
   value (Note D)                         4,414,319           -   4,414,319           -          -           -         -         -
		Life insurance policies, at cash
   surrender value (Note E)	                150,445           -           -           -    150,445 	         -         - 	       -
		Notes receivable from participants	       902,319 	         -           -     902,319         	-           -         -         -
                                        -----------  ----------  ----------    --------   --------  ----------  --------  --------
						                                    9,333,912 	         - 	 8,281,148 	   902,319    150,445 	         - 	       -         -
                                        -----------  ----------  ----------    --------   --------  ----------  --------  --------
		Total investments	                     12,373,619     992,379   8,393,116 	   902,319    150,445   1,056,148 	 343,637   535,575

Interest receivable	                            299          24         192           - 	        -          50        14        19
Cash				                                        235           - 	         -         235          -           	 	       -         -
Other assets:
	Participant contributions receivable	       89,520       7,599      63,307           -          -       6,926     4,937     6,751
	Due from broker for securities sold	         2,201 	     2,201           - 	         - 	        - 	         - 	       -         -
                                        -----------  ----------  ----------    --------   --------  ----------  --------  --------
                     						                  92,255 	     9,824  	   63,499 	       235          -       6,976     4,951 	   6,770
                                        -----------  ----------  ----------    --------   --------  ----------  --------  --------
Total assets		                           12,465,874   1,002,203   8,456,615     902,554    150,445   1,063,124   348,588   542,345

       LIABILITY

Due to broker for securities purchased	      (6,436)	         - 	         - 	         - 	        - 	    (6,436)        -         -
                                        -----------  ----------  ----------    --------   --------  ----------  --------  --------
Net assets available for plan benefits  $12,459,438  $1,002,203  $8,456,615    $902,554   $150,445  $1,056,688  $348,588  $542,345
                                        ===========  ==========  ==========    ========   ========  ==========  ========  ========







                             HARLEY-DAVIDSON, INC.
                    RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                    TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                          Year Ended December 31, 1993

										                                                                                       Harley-
                                                                                                Davidson,
                                         							Strong  		                                    	    Inc.      Fidelity    Fidelity
					                                       		Investment	               Participant Insurance    Common      Balanced   Blue Chip
      ADDITIONS	                      Total    	 Fund     Income Fund    Loan Fund 	 Account 	 Stock Fund 	    Fund  	 Growth Fund
                                     -------  ----------  -----------   ----------- ---------  ----------    --------  -----------
Investment income:
	Net appreciation
		in fair value of investments
		(Note C)                       $   621,159  $   97,100  $        -    $       - 	 $       -  $  264,881  $   64,211 	$  194,967
	Interest and dividend income	       663,283 	    45,706 	   507,662  	    73,111 	         - 	     5,341   	  30,842 	       621
                                 -----------  ----------  ----------    ---------   ---------  ----------  ----------  ----------
Net investment income	             1,284,442     142,806     507,662       73,111           -     270,222   	  95,053     195,588

Proceeds from insurance
	policies                            	44,242           - 	         -             - 	   44,242           -           	           -
Participant contributions	         2,948,130 	   246,591 	 1,825,174 	           - 	        - 	   316,412   	 240,009 	   319,944
                                 -----------  ----------  ----------    ----------   --------  ----------  ----------  ----------
Subtotal                          	4,276,814 	   389,397   2,332,836        73,111 	   44,242     586,634   	 335,062 	   515,532

      DEDUCTIONS

Benefit payments and withdrawals    (509,155)     (5,068)   (370,082)      (31,423)   (36,764)    (48,136)     (4,499)    (13,183)
Life insurance expense, less
	increase in cash surrender
	value                             		(15,481)          -  	        -             -    (15,481)          -           -
Net transfers in (out)	                    - 	  (105,530)   (943,866)  	    77,711 	   25,391 	   185,264   	 386,763 	   374,267
                                 -----------  ----------  ----------    ----------   --------  ----------  ----------  ----------
Subtotal	                           (524,636)	  (110,598) (1,313,948)	      46,288 	  (26,854)	   137,128   	 382,264 	   361,084
                                 -----------  ----------  ----------    ----------   --------  ----------  ----------  ----------

Increase in net assets available
	for plan benefits                 3,752,178     278,799   1,018,888       119,399     17,388     723,762     717,326 	   876,616

Net assets available for plan
 benefits:

	Beginning of year	               12,459,438 	 1,002,203 	 8,456,615       902,554 	  150,445 	 1,056,688   	 348,588 	   542,345
                                 -----------  ----------  ----------    ----------   --------  ----------  ----------  ----------
	End of year                     $16,211,616  $1,281,002  $9,475,503    $1,021,953   $167,833  $1,780,450  $1,065,914  $1,418,961
                                 ===========  ==========  ==========    ==========   ========  ==========  ==========  ==========







                               HARLEY-DAVIDSON, INC.
                    RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                    TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                          Year Ended December 31, 1992


									                                                                                   	Harley-
                                                                                             Davidson,          	 Fidelity
                                        							Strong  	                                   	    Inc.    Fidelity Blue Chip
						                                       Investment              Participant Insurance    Common    Balanced   Growth
    ADDITIONS	                      Total    	  Fund     Income Fund  Loan Fund   Account   Stock Fund    Fund  	   Fund
                                   -------   ----------  ----------- ----------- --------- ------------ --------- -------
Investment income:
	Net appreciation(depreciation)
  in fair value of investments
		(Note C)                      $   363,892  $  (58,953) $        -   $      -   $      -  $  378,389  $  5,193  $ 39,263
	Interest and dividend income  	    714,108 	    89,277 	   540,505 	   67,665  	       - 	       493  	 12,900 	   3,268
                                -----------  ----------  ----------   --------   --------  ----------  --------  --------
Net investment income             1,078,000      30,324 	   540,505     67,665          -     378,882    18,093 	  42,531

Proceeds from insurance
	policies	                           15,041           -           -          -     15,041 	         -         - 	       -
Participant contributions	        2,513,364 	   232,654 	 1,830,846 	        -  	       - 	   159,802   109,256 	 180,806
                                -----------  ----------  ----------   --------   --------  ----------  --------  --------
Subtotal	                         3,606,405     262,978   2,371,351     67,665     15,041     538,684 	 127,349   223,337

    DEDUCTIONS

Benefit payments and
 withdrawals	                     (335,403)    (42,395)   (261,782)     (7,029)   (14,175)      6,018 	 (15,509)     (531)
Life insurance expense,
	less increase in cash
	surrender value	                  (10,547)          	           -         	 -    (10,547)          -         -         -
Net transfers in (out)	                  - 	  (183,630)	  (785,574)	   198,081 	   34,921 	   179,915   236,748 	 319,539
                               -----------  ----------  ----------    --------   --------  ----------  --------  --------
Subtotal	                         (345,950)	  (226,025) (1,047,356)	   191,052 	   10,199	    185,933  	221,239 	 319,008
                               -----------  ----------  ----------    --------   --------  ----------  --------  --------

Increase in net assets
 available for plan
	benefits                        3,260,455     	36,953   1,323,995     258,717     25,240     724,617   348,588 	 542,345

Net assets available
	for plan benefits:

	Beginning of year	              9,198,983 	   965,250 	 7,132,620     643,837  	 125,205 	   332,071 	       - 	       -
                               -----------  ----------  ----------    --------   --------  ----------  --------  --------
	End of year	                  $12,459,438  $1,002,203  $8,456,615    $902,554   $150,445  $1,056,688  $348,588  $542,345
                               ===========  ==========  ==========    ========   ========  ==========  ========  ========



                            HARLEY-DAVIDSON, INC.
                  RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                  TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                        NOTES TO FINANCIAL STATEMENTS

                              December 31, 1993

Note A - Description of the Plan

The following brief description of the Harley-Davidson, Inc. Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan was previously named the Harley-Davidson, Inc. Thrift Incentive Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees.

General - The Plan is a defined contribution plan that covers hourly employees of Harley-Davidson, Inc.'s (the Company) Milwaukee and Tomahawk plants subject to a union bargaining agreement and meeting minimum eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants have the right to make contributions of not less than 1% or more than 20% of their base compensation (as defined in the Plan); limited to $8,994 (indexed for future inflation) annually. Participants have the option of investing their contributions in one or a combination of several different investment funds. Such voluntary contributions are nonforfeitable, accounted for in a separate Voluntary Contribution Account for each participant in the various funds, and can be withdrawn as provided in the Plan.
The Company may make discretionary matching contributions; however, no such contributions were made during 1993 or 1992.

Participant contributions below the statutory limit are made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (Code). These contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the tax-deferred contributions, earnings thereon or Company contributions, if any, until the participant withdraws them from the Plan.

Participants' accounts - A separate account is maintained for each applicable fund for each participant. The account balances are adjusted on a monthly basis for participants' contributions, net investment income, Company contributions, and distributions of participants' benefits or withdrawals.



Note A - Description of the Plan-(continued)

Vesting - Participants are currently 100% vested in their accounts.

Payment of benefits - Benefit and withdrawal payments consist of the following:

(1)	Upon retirement, death, disability, or termination of
    employment, the balance in a participant's separate account is paid to the participant or beneficiary in a lump sum.

(2)	A participant may withdraw at any time all or any portion of the vested balance of his separate account that does not pertain to contributions made under provisions of Internal Revenue Code
    (Code) Section 401(k).

(3)	A participant may not withdraw prior to retirement, death,
    disability, or termination of employment any portion of his separate account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59-1/2.

Investment provisions - In accordance with Plan provisions, participants may direct their contributions, and the corresponding Company contributions, to be invested in either the Strong Investment Fund, the Income Fund, the
Harley-Davidson, Inc. Common Stock Fund, the Fidelity Balanced
Fund, or the Fidelity Blue Chip Growth Fund.

The Strong Investment Fund is a mutual fund that invests in common and preferred stocks, bonds, government issues and short-term investments at the discretion of the investment manager. The Administrative Committee directs the Trustee to invest and reinvest amounts with the current investment managers.

The Income Fund consists primarily of investments in contracts with insurance companies whereby (a) principal generally is guaranteed (subject to certain market value withdrawal provisions) and (b) interest is credited at a specific rate, or is guaranteed at a minimum level, for a certain period of time. The Plan invests in group annuity contracts with Aetna Life Insurance Company (Aetna), which has discretionary authority over the investment of the contracts' funds subject to certain limitations contained in the contracts.


Note A - Description of the Plan-(continued)

The Harley-Davidson, Inc. Common Stock Fund invests all contributions directly in the common stock of Harley-Davidson, Inc., the sponsor of the Plan.

The Fidelity Balanced Fund is a conservatively managed growth and income mutual fund. The fund seeks to maintain a balance between quality bonds and high-yielding stocks throughout all market conditions. The fund invests in a balance of stocks and bonds in order to provide both current income consistent with the preservation of capital, and the opportunity for potential capital growth over the long term. The fund's asset proportions are adjusted depending on market conditions, but at least 25% of the total holdings always consist of fixed-income securities.

The Fidelity Blue Chip Growth Fund is a moderately aggressive stock mutual fund, with investments in well-established companies. The fund seeks growth of capital over the long term by investing in a diversified portfolio of common stocks of well-known and established companies. All investments in this fund must be in publicly-held companies with market values of at least $200 million. The securities of these companies are included in the Standard & Poor's Daily Stock Price Index of 500 Common Stocks or the Dow Jones Industrial Average.

Participants may purchase life insurance policies with a portion of their contributions. The amount of funds invested in such policies is subject to limitations as described in the Plan document. Each policy designates the trustee as the owner of the policy. All benefits, rights, and privileges under each policy, which are available while the member is living, are vested in the trustee.

Participants may borrow from their separate account balances subject to Code provisions, which include a surtax on loans in excess of 50% of the participant's separate account balance and require a market rate of interest to be charged on the loans. The Plan administrator has discretion to make such loans under the Plan and determine the rate of interest for such loans (within Code guidelines). Amounts loaned to a participant will not share in the allocation of the Plan earnings, but will be credited with the interest earned on the loan balance payable by the participant.

The Plan's security investments are held by the Marshall &
Ilsley Trust Company under a nondiscretionary trust agreement dated October 1, 1989.

Note A - Description of the Plan-(continued)

Plan termination - While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, Company contributions automatically become vested to the extent of the balance in each participant's separate account.

Administrative expenses - Administrative expenses generally are paid by the Company.



Note B - Summary of significant accounting policies

Valuation of investments - The investments in the mutual funds and bank common trust funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the plan year. Securities traded on a national securities exchange (including the Harley-Davidson, Inc. common stock) are valued at the last reported market price on the last business day of the plan year.

The unallocated insurance contracts are valued at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement and other benefits.

The individual life insurance policies owned by the plan are valued at cash surrender values as determined by First Colony
Life Insurance Company.

Notes receivable from paticipants are stated at their unpaid principal balances which approximates fair value.

Note C - Net appreciation (depreciation) in fair value of investments

During 1993 and 1992 investments held by the Plan (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows (as determined by reference to quoted market prices as discussed in Note B):

                                                 		1993      1992
                                                   ----      ----
Net appreciation (depreciation) in fair value
 of investments	by investment type:
		Mutual funds                                   $356,278 	$(14,497)
		Common stock - Harley Davidson, Inc.	           264,881 	 378,389
                                                 --------  --------
		                                               $621,159 	$363,892
                                                 ========  ========

Note D - Insurance company contracts

Insurance company contracts owned by the Plan at December 31, 1993 and 1992, are summarized as follows:



                                        				        At contract value
                                                		   1993       1992
                                                     ----       ----
	Aetna Life Insurance Company
		group annuity contract #13425	                 $       -   $4,414,319
	Aetna Life Insurance Company
		group annuity contract #14077	                  9,334,956   3,866,829
                                                 ----------  ----------
	Total                                           $9,334,956  $8,281,148
                                                 ==========  ==========


Under the group annuity contracts, Aetna informs the Plan of the credited interest rate to be applied for the upcoming six month period, based on Aetna's investment experience and other factors. Both contracts can be discontinued by the Company or Aetna subject to certain minimum notification requirements and market value withdrawal penalties. During the first two months of 1993, the Plan transferred all the funds from the group annuity contract number 13425 to contract number 14077 and re-negotiated their credited interest rate accordingly. As a result, the credited interest rate during the first two months of 1993 was 6.50% and 5.72% for contract number 13425 and 14077, respectively. The credited interest rate for contract number 14077 during the four months ended June 30, 1993 and the six months ended December 31, 1993 was 5.55% and 6.06%, respectively.

Note E - Life insurance policies

The individual life insurance policies are issued by First Colony Life Insurance Company and are held by Marshall & Ilsley Trust Company. These policies are recorded at their cash surrender values. Cash surrender values at December 31, 1993 and 1992 were $167,833 and $150,445, respectively.

Note F - Related party transactions

The following Harley-Davidson, Inc. common stock transactions occurred:

                                                 				1993  	   1992
                                                     ----      ----
		Shares held at beginning of year		                27,756     7,292
		Shares purchased	                                 21,182   	18,805
		Shares received in stock split                       		-     8,741
		Shares sold		                                     (9,171)   (7,082)
                                                    ------    ------
	 Shares held at end of year		                      39,767    27,756
                                                    ======    ======

All transactions in Company stocks were executed at market prices on the dates of the transactions.

The Plan received dividends of $4,694 on the common stock in 1993. The Plan did not receive any dividends on the common stock in 1992.

Note G - Income tax status

The Plan has received a favorable determination from the U.S. Treasury Department substantiating that the Plan is qualified under Section 401(a) of the Code. As such, the Plan is exempt from federal income taxes under provisions of Section 501(a) of the Code. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification.
Certain amendments have been made to the Plan for which an updated determination letter has not been received. The Administrative Committee believes that an updated favorable determination letter will ultimately be issued.

                          SUPPLEMENTAL SCHEDULES

                                                                    Schedule 1

                           HARLEY-DAVIDSON, INC.
              RETIREMENT SAVINGS PLAN FOR THE MILWAUKEE AND
                TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                       ASSETS HELD FOR INVESTMENT

                          December 31, 1993

                                     				Shares or                		Current
Description	                            face amount      Cost  	     value
- - - ----------------------------            -----------      ----       -------
Mutual funds-
	Fidelity Balanced Fund                      77,875  $ 1,018,705  $ 1,042,742
	Fidelity Blue Chip Growth Fund              57,461    1,350,357    1,388,831
	Strong Investment Fund, Inc.               	66,277    1,263,637    1,263,247

Bank common trust fund-
	Marshall Money Market Fund              	  136,395      136,395      136,395

Common stock - Harley Davidson              	39,767    1,241,618    1,754,718

Insurance company investments -
	administration contracts:
		Aetna Life Insurance
			Company group annuity
			contract #14077	                      $9,334,956    9,334,956    9,334,956

Cash surrender value of individual
	life insurance policies -
	First Colony Life Insurance
	Company                                 $  167,833      167,833      167,833

Participant loans, at various
	interest rates (ranging from
	7% to 11.5%) and maturities             $1,021,617    1,021,617 	  1,021,617
                                                     -----------  -----------
Total investments                                  		$15,535,118 	$16,110,339
                                                     ===========  ===========



                                                                    Schedule 2

                             HARLEY-DAVIDSON, INC.
                 RETIREMENT SAVINGS PLAN FOR THE MILWAUKEE AND
                   TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                    TRANSACTIONS OR SERIES OF TRANSACTIONS
                            IN EXCESS OF 5 PERCENT
                      OF THE CURRENT VALUE OF PLAN ASSETS

                         Year ended December 31, 1993



                                            				Cost of 	  Proceeds
					                                           purchases from sales
			                              Number of (1)   during     during      Net
     Description                	transactions 	 the year 	 the year     gain
     -----------                 ------------   --------- ----------    ----
Category (iii) - Series of Transactions in excess of 5% of plan assets

Insurance company contracts:
	Aetna Life Insurance Company
		participating accumulation
		Fund - Branch 1                      	2P;2S* $  109,866 $4,524,185        -

	Aetna Life Insurance Company
		group annuity contract             	33P*;7S   6,350,088    881,962        -

Bank common trust fund -
	Marshall Money Market Fund         414P;253S   4,724,619  4,726,530        -

Mutual fund -
	Fidelity Balanced Fund	               33P;1S     676,655      4,094      272
	Fidelity Blue Chip Growth Fund        31P;0S     840,608          -	       -
	Strong Investment Fund, Inc.         28P;10S     437,356    249,630   79,032

Common stock - Harley-Davidson,Inc.   39P;25S     831,419    385,900  128,535





There were no category (i), (ii) or (iv) reportable transactions during 1993, other than the category (i) transfers noted below.


(1) P=Purchases; S=Sales


*	Includes two transfers of $2,251,557 and $2,272,628 from the participating accumulation fund to the group annuity contract.













                                                                    EXHIBIT 24




             CONSENT OF ERNST & YOUNG, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-35311) pertaining to the Harley-Davidson, Inc. Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the Plan) of our report dated April 25, 1994, with respect to the financial statements and schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.

                                                  ENRST & YOUNG


Milwaukee, Wisconsin
June 24, 1994